Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive, Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

July 7, 2020

VIA EDGAR

Ms. Samantha A. Brutlag

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Ivy Funds (File No. 811-06569) Responses to Comments on the Preliminary Proxy Statement Filed on Schedule 14A

Dear Ms. Brutlag:

The following are responses to the comments you provided via telephone to me on July 1, 2020, regarding the preliminary proxy statement for Ivy Funds (the “Trust”) that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission on June 23, 2020 (SEC Accession No. 0001193125-20-176384), with respect to Ivy Large Cap Growth Fund (the “Fund”), a series of the Trust. For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Proxy Statement.

1.	Comment:	The “Proposal” section includes the following sentence:

“Shareholders are being asked to approve changing the Fund’s classification from diversified to non-diversified, as defined in the 1940 Act, by eliminating an existing fundamental investment restriction of the Fund that prohibits its ability to concentrate in securities as described above.”

Please confirm that the proposal relates to the Fund’s investment restriction pertaining to diversification, as opposed to its investment restriction pertaining to concentration. If the Fund is changing its policy on concentration, please include that in a separate proposal in the Proxy Statement.

Ms. Samantha A. Brutlag

U.S. Securities and Exchange Commission

July 7, 2020

Response:

We confirm that the proposal in the Proxy Statement concerns the Fund’s classification as a “diversified company” (as such term is defined in the 1940 Act). Specifically, the proposal seeks shareholder approval to eliminate the Fund’s investment restriction requiring the Fund to adhere to the investment limitations on diversified companies, as set forth in Section 5(b)(1) of the 1940 Act. The Proxy Statement does not address, and is not intended to address, the Fund’s investment restriction concerning concentration.

2.	Comment:

If the proposal concerns the Fund’s investment restriction pertaining to diversification, rather than concentration, the term “concentration” in the disclosure cited in comment no. 1 may be confusing to shareholders. Please consider clarifying that language.

Response:

We have revised the sentence cited in comment no. 1 to remove the word “concentration” and to clarify that the proposal pertains to the Fund’s classification as a diversified company. The revised sentence reads as follows:

Shareholders are being asked to approve changing the Fund’s classification from diversified to non-diversified, as defined in the 1940 Act, by eliminating the Fund’s existing fundamental investment restriction concerning diversification, which prohibits the Fund from investing in securities in amounts that exceed the limits that the 1940 Act imposes on diversified funds.

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We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at 312-964-3505.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer

cc:	Jennifer Dulski, Esq.

Alan P. Goldberg, Esq.